1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	BOCA RATON BOSTON LONDON LOS ANGELES NEW ORLEANS NEWARK PARIS SÃO PAULO WASHINGTON

Frank J. Lopez, Esq. Direct Dial 212.969.3492 flopez@proskauer.com
October 25, 2007
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Global Consumer Acquisition Corp. — Registration Statement on Form S-1, File No. 333-144799
Dear Mr. Reynolds:
     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Global Consumer Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated October 23, 2007 (the “Comment Letter”).
     I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) that is being filed today with the Commission. Four clean copies of Amendment No. 3, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on October 2, 2007.
     Please note that since the filing of Amendment No. 2, the Company has agreed to the following changes to the terms of the offering based on its discussions with the underwriters of the offering:
•	Decrease up front working capital allocation to $50,000 from $250,000 and increase working capital drawn from interest income on the trust account to $4.1 million from $3.9 million.

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 25, 2007

•	Increase aggregate “at risk” investment in the insider warrants from $6.0 million to $8.5 million.

•	Eliminate the sponsor co-investment at the time of business combination, including both the $25 million commitment and the $25 million sponsor option.
The Company believes these changes are to the benefit of the investors in the offering. These changes may impact the Company’s responses to certain of the Staff’s comments.
     For your convenience, your comments are set forth in this letter in italics, followed by the Company’s responses. The page numbers listed in the Company’s responses below track the page numbers in Amendment No. 3.
General
1.	We have reviewed your responses to comments two and 16 of our letter dated September 28, 2007, in which your revisions indicate that the company will not seek a business combination with an affiliate of its officers, directors, or sponsor. Please clarify if this restriction applies to portfolio companies or other investments or interests of these affiliates or the sponsor. If yes, please revise the second risk factor on page 45 to clarify this restriction and provide clear disclosure throughout the prospectus. We may have further comment.

The Company has revised the disclosure in Amendment No. 3 on page 42 to clarify that this restriction applies to portfolio companies and other investments or interests of affiliates of its officers, directors, or sponsor.

2.	In addition, we note your supplemental response to comment two of our letter dated September 28, 2007, in which the company discloses it will not consider business opportunities presented to Hayground Cove Asset Management LLC (“Hayground”) prior to the closing of the offering. Please clarify how this will be implemented. For example, clarify whether information regarding opportunities that Hayground is aware of prior to the business combination, but that have not been “presented” to Hayground, may be considered by the company.

The Company has revised the disclosure in Amendment No. 3 on pages 3, 4 and 36 to clarify that it will not consider business opportunities that were presented to our sponsor

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 25, 2007

or its employees or opportunities that our sponsor or its employees have been made aware of prior to the consummation of the offering.

3.	We note your response to comment three of our letter dated September 28,2007, regarding the sponsor’s commitment to purchase units prior to the consummation of the business combination. It appears that the company’s right to seek damages, in the event Hayground fails to honor its commitment to purchase the co-investment units, is discretionary. If this is true, please clarify the board’s obligation, if any, to seek damages. In light of the difficulties and conflicts of interest inherent in enforcing this provision against a sponsor of the company, a risk factor may be appropriate. Any such risk factor should also address other means of enforcing the co-investment agreement, such as the existence or nonexistence of a provision that would require the forfeiture of founder’s common stock upon the sponsor’s failure to fulfill its co-investment obligations.

As discussed in the introduction, the Company has revised the terms of the offering to eliminate the sponsor co-investment.

4.	We continue to note on page three that the reference to “business combination” continues to refer to the acquisition of assets or a business “with a fair market value of at least 80% of the amount held in trust (net of taxes and amounts disbursed for working capital purposes...).” (emphasis added). Please explain the reference to amounts disbursed for working capital purposes. Does this refer solely to interest amounts disbursed pre-business combination? Or does this allow for the exclusion from the calculation of working capital allocations for the company post-business combination?

In response to the Staff’s comment and to provide greater clarity to the definition of business combination, the Company has revised the references to “business combination” to delete the reference to amounts disbursed for working capital purposes.

5.	We note that your response to comment one of our letter dated September 28,2007, indicates that you are limited to acquisitions where you acquire at least a majority interest. Provide clear disclosure throughout. Currently your disclosure does not specifically limit acquisitions to a majority interest. Instead, the disclosure currently indicates that the acquisition may take the form of a majority equity interest. Please revise. In addition, when discussing the 80% requirement, clarify how this will be determined in the event the company acquires less than 100% of the target company.

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 25, 2007

The Company has revised the disclosure in Amendment No. 3 throughout the Registration Statement to make clear that business combinations by the Company will be limited to a majority interest. In addition, the Company has revised the disclosure in Amendment No. 3 on pages 2, 70 and 74 to clarify that, in the event that the Company acquires less than 100% of an acquisition candidate, the 80% requirement will be based on the fair market value of the acquired majority interest.
Our Sponsor and Management, page 4
6.	We reissue comment 10 of our letter dated September 28, 2007. Only a very brief description of management’s background is appropriate here; the details presented in the revised summary are unnecessarily duplicative of the information presented in the Proposed Business and Management sections. Please revise accordingly.

The Company has revised the disclosure in Amendment No. 3 on page 4 to make the description of management’s background in the Summary more brief.

7.	We reissue comment 11 of our letter dated September 28, 2007. Please disclose more specifically the role of the sponsor in your search for a target business. The current disclosure simply states that the sponsor will assist you in identifying and acquiring a target business.

The Company has revised the disclosure in Amendment No. 3 on page 4 to provide a clear cross reference to the summary of the sponsor’s services under the services agreement set forth on page 99 under the heading “Certain Relationships and Related Party Transactions.”
Amended and Restated Certificate of Incorporation, page 22
8.	We have reviewed your response to comment 13 of our letter dated September 28, 2007, and the modifications made to the revised registration statement on page 24. Please clearly disclose whether the company will not seek to amend or waive the provision allowing perpetual corporate existence by majority vote of shareholders upon the approval of a business combination. If the company has the right to seek to change this provision, although it may not intend to do so at this time, provide clear disclosure throughout the prospectus and add appropriate risk factor disclosure. We may have further comment.

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 25, 2007

The Company has revised the disclosure in Amendment No. 3 on page 20 to clearly disclose that the Company will not seek to amend or waive the provision allowing perpetual corporate existence other than by majority vote of shareholders upon the approval of a business combination.
Risk Factors, page 30
9.	Please revise the third risk factor on page 32 entitled “Although we are required to use our commercially reasonable efforts...” to clarify that in no event will you be required to net cash settle the warrants (consistent with section 3.3.2 of the warrant agreement).

The Company has revised the disclosure in Amendment No. 3 on page 29 to clarify that in no event will the Company be required to net cash settle the warrants.
Fair Market Value of Target Acquisition, page 79
10.	We have reviewed your response to comment 17 of our letter dated September 28,2007, regarding the board’s obligations to hire an unaffiliated independent investment banking firm to value a potential business target. The revised registration statement states the company will not seek such an opinion, “unless specifically required to do so.” Please clarify this statement and describe the circumstances in which an opinion would be required. For example, does this statement solely refer to situations where the board has difficulty determining a fair value of the business target? Would a fairness opinion be required under Delaware law if an officer or director possessed a pecuniary interest, direct or indirect, in a target business?

The Company has revised the disclosure in Amendment No. 3 on page 74 to clarify that although the Company does not intend to seek a third party valuation or fairness opinion, in considering the entire fairness of a business combination to our stockholders, the Company’s Board of Directors may determine that an independent valuation or fairness opinion will be necessary in satisfying its fiduciary duties under Delaware law, including in determining the fair market value of the acquired interests in the event the valuation is a complex analysis.
Financial Statements
Note 5 — Stockholders’ Equity, F-9

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 25, 2007

11.	We reviewed your response to our prior comment 22 of our letter dated September 28, 2007. Please provide us with your analysis supporting the fair value of the private placement warrants, including the methodology and assumptions used.

After discussions with the Staff regarding the valuation of the private placement warrants, the Company supplementally advises the Staff that the Company estimates the fair value per warrant to be $1.10 based on the Company’s observation of market prices of warrants issued in connection with comparable initial public offerings by blank check companies of units with similar terms, including units, consisting of 1 share and 1 warrant, priced at $10 per unit with each warrant having an exercise price of $7.50 per warrant. As set forth on Schedule A attached hereto, the average warrant price of nine comparable offerings completed since January 1, 2007 was $1.10. The Company advises the Staff that it has used the average in accordance with FASB 123(R) paragraph (a)(20). As a result, the Company has modified the disclosure on pages 69 and F-9 of Amendment No. 3 to indicate that it anticipates recording compensation expense in connection with the insider warrants issuance equal to the grant date fair value of the warrants less the purchase price, which will be approximately $850,000. The compensation expense will be recognized over the estimated service period of 24 months. The Company has estimated the service period as the estimated time to complete a business combination.
Note 7 — Subsequent Events, F-10
12.	We note your response to our prior comment 25 of our letter dated September 28,2007. Please disclose the fair value and method and underlying assumptions used to determine the fair value of the option granted to your CEO. As appropriate, revise your MD&A to include a discussion of the likely future effect of this option on your financial condition and results of operations.

The Company supplementally advises the Staff that it estimates, based on a Black-Scholes model, that the fair value of the option on the date of grant would be approximately $4,393,341, using an expected life of three years, volatility of 33.7%, and a risk-free rate of 4.98%. However, because the Company’s common stock does not have a trading history, the volatility assumption is based on the average actual price volatilities of 62 publicly traded companies with similar market capitalizations and in similar industries. The Company believes the volatility estimate is a reasonable benchmark to use in estimating the expected volatility of the Company. Although an expected life of two years was used in the calculation, if the Company does not consummate a Business Combination within the prescribed time period and it liquidates, the option will expire. In addition, the Company believes that a stock price of $9.25 is a fair assumption based on the Company’s observation of market prices of common stock issued in connection with comparable initial public offerings by blank check companies of units with similar terms, including units, consisting of 1 share and 1 warrant, priced at $10 per unit with each warrant having an exercise price of $7.50 per warrant. As set forth on Schedule B attached hereto, the average stock price of nine comparable offerings completed since January 1, 2007 was $9.25 upon separation of the units. The Company has modified the disclosure on pages 69 and F-10 of Amendment No. 3 to address the Staff’s comment.
Exhibits
13.	We reissue comment 26 of our letter dated September 28,2007. Please file all remaining exhibits with the next amendment. We continue to note that the legality opinion has not been filed.

The Company advises the Staff that it has filed all remaining Exhibits with Amendment No. 3. Please note that we have re-filed certain Exhibits representing form agreements,

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 25, 2007

which have been revised to reflect the revised terms of the offering set forth in the introduction of this letter.
Very truly yours,
/s/ Frank Lopez
Frank J. Lopez
Enclosures

cc:	Edwin S. Kim, Esq. (Securities and Exchange Commission)
Ethan Horowitz (Securities and Exchange Commission)
Jason N. Ader (Global Consumer Acquisition Corp.)
Scott LaPorta (Global Consumer Acquisition Corp.)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
Greg A. Noel, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Thomas J. Ivey, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 25, 2007

Schedule A

2007 Comparable Deals
Issuer	Offering Date	Warrant Price upon Separation
Highlands Acquisition Corp.	10/03/07	$0.95
Hicks Acquisition Co.	09/28/07	0.95
Alternative Asset Management Acquisition Corp	08/01/07	0.86
GSC Acquisition Corp.	06/25/07	1.45
Aldabra 2 Acquisition Corp.	06/19/07	1.32
Victory Acquisition Corp.	04/24/07	1.38
Pinpoint Advance Corp.	04/19/07	1.23
Alpha Security Group Corp.	03/22/07	1.05
NTR Acquisition Corp.	01/30/07	0.75

	Average:	$1.10
Source: FactSet

Schedule B

2007 Comparable Deals
Issuer	Offering date	Stock Price upon Separation
Highlands Acquisition Corp.	10/03/07	$9.10
Hicks Acquisition Co.	09/28/07	9.08
Alternative Asset Management Acquisition Corp	08/01/07	9.10
GSC Acquisition Corp.	06/25/07	9.29
Aldabra 2 Acquisition Corp.	06/19/07	9.15
Victory Acquisition Corp.	04/24/07	9.35
Pinpoint Advance Corp.	04/19/07	9.60
Alpha Security Group Corp.	03/22/07	9.35
NTR Acquisition Corp.	01/30/07	9.25
	Average:	$9.25

Source:	FactSet